Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
January 6, 2010
China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China
Tel: (86-10) 8565-9999
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____

Commission File Number 001-31914
On January 5, 2010, Deutsche Bank issued a press release relating to the appointment of Deutsche Bank as successor depositary bank for the level III American Depositary Receipt program of China Life Insurance Company Limited, a copy of which is attached as Exhibit 99.1 hereto.
EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated January 5, 2010

Commission File Number 001-31914
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited

(Registrant)

	By:	/s/ Wan Feng

(Signature)

January 6, 2010	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914
EXHIBIT 99.1
Deutsche Bank appointed as successor depositary bank for the NYSE-listed American Depositary Receipt program of China Life Insurance Company Limited
New York / Beijing, January 5, 2010
Deutsche Bank today announced its appointment as successor depositary bank for the New York Stock Exchange-listed sponsored Level III American Depositary Receipt (ADR) program of China Life Insurance Company Limited (China Life).
China Life is a China-based life insurance company. Its distribution network, comprised of exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is one of the most extensive in China. China Life’s products and services include individual life insurance, group life insurance, accident and health insurance. As of December 31, 2008, it had nearly 102 million individual and group life insurance policies, annuity contracts and long-term health insurance policies.*
Akbar Poonawala, Head of Global Equity Services at Deutsche Bank said, “Winning the depositary mandate for China Life’s ADR program represents significant recognition of Deutsche Bank’s superior client servicing capabilities from one of China’s most prestigious companies. We look forward to providing China Life’s ADR holders with the highest level of service.”
For further information, please call:
Deutsche Bank
Press Office
Libby Young
+44 (0) 20 7545 6941
Scott Helfman
+1 212 250 5602
Pwai-Foon Tang
+65 6423 8189
About Deutsche Bank
Deutsche Bank <NYSE: DB> is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 78,530 employees in 72 countries, Deutsche Bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.
www.db.com

Commission File Number 001-31914
Trust & Securities Services
Deutsche Bank’s Trust & Securities Services business, part of Global Transaction Banking, is one of the leading providers of trustee, agent, depositary, registrar, SPV management and related services for a wide range of financial structures and transactions. It is a leading depositary for American and Global Depositary Receipts, providing value-added services to companies raising capital in international markets or listing on the New York, Nasdaq, London, Luxembourg, Singapore or NASDAQ Dubai stock exchanges by means of depositary receipts. It also offers fund and hedge fund administration and, through a fully integrated network of specialist offices worldwide, provides domestic custody services in more than 30 securities markets. Additional details are available on www.adr.db.com or www.tss.db.com.
*Source: China Life Insurance Company Limited (January 2010)
The Depositary Receipts have been registered pursuant to the US Securities Act of 1933 (the “Act”). The investment or investment service which is the subject of this notice is not available to retail clients as defined by the UK Financial Services Authority. This notice has been approved and/or communicated by Deutsche Bank AG London. The services described in this notice are provided by Deutsche Bank Trust Company Americas (Deutsche Bank) or by its subsidiaries and/or affiliates in accordance with appropriate local registration and regulation. Deutsche Bank is providing the attached notice strictly for information purposes and makes no claims or statement, nor does it warrant or in any way represent, as to the accuracy or completeness of the details contained herein or therein. This announcement appears as a matter of record only. Neither this announcement nor the information contained herein constitutes an offer or solicitation by Deutsche Bank or any other issuer or entity for the purchase or sale of any securities nor does it constitute a solicitation to any person in any jurisdiction where solicitation would be unlawful. No part of this notice may be copied or reproduced in any way without the prior written consent of Deutsche Bank. Past results are not an indication of future performance. Copyright© January 2010 Deutsche Bank AG. All rights reserved.